Mail Stop 4720

October 15, 2009

Michael L. Kranda
Chief Executive Officer
Anesiva, Inc.
650 Gateway Boulevard
South San Francisco, California 94080

> **Re:** **Anesiva, Inc.**
> **Revised Preliminary Proxy Statement Form PRER14A (Amendment No. 2)**
> **Filed October 6, 2009**
> **File No. 000-50573**
>
> **Form 10-Q for the Quarterly Period Ended June 30, 2009**
> **Filed August 7, 2009**

Dear Mr. Kranda:

We have reviewed your amended filing and response letter as received on October 6, 2009 in relation to our comment letter sent October 1, 2009. We have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form PRER14A

Unaudited Pro Forma Condensed Combined Financial Statements, page 131

1. Refer to your response to our comment 13. We are uncertain how the accrual of severance will have a continuing impact on operations after your merger transaction. Please explain to us how the accrual and payment of severance is expected to have a continuing impact when the nature of severance is the termination of current employees who will no longer provide services to support your operations in the future. Otherwise,

please remove adjustment (h) from your interim 2009 pro forma statement of operations pursuant to Rule 11-02(b)(6) of Regulation S-X as a non-recurring transaction that will not have a continuing impact on your operations. The presentation of this item on the balance sheet is appropriate.

2. Refer to your response to our comment 15 and pro forma adjustment (k). Your valuation of fair value doesn't appear to be consistent with what a market participant would pay for the Zingo assets given the fact that you anticipate realizing upwards of $3.5 million on sale. Although we acknowledge that uncertainty exists given that your pending term sheet is subject to further negotiation and change, it does not appear reasonable that the ultimate amount to be realized on the transaction reflects an approximately 95% discount from the $3.5 million gross proceeds disclosed on page 66. Please clarify the reasons for this apparent inconsistency.

3. Refer to your response to our comment 16. Please revise your presentation to remove net loss from your pro forma statements of operations as the amounts presented appear to include your discontinued operations and therefore do not reflect the continuing impact of your combined operations. Also, please revise your presentation in Selected Unaudited Pro Forma Condensed Combined Financial Data on page 21 to remove your discontinued operations. In addition, please revise your disclosure accompanying your pro forma financial data and your pro forma financial statements to clearly indicate that the pro forma information reflects only your ongoing, continuing operations.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements
1. Basis of Presentation, page 120

4. Refer to your response to our comment 17 and pro forma adjustment (j). Your disclosure indicates that you may not have obligations beyond trade liabilities in an amount to exceed $3.5 million. As such, you will be required to enter into settlement agreements with your creditors and resolve your ongoing litigation matters prior to the closing of the merger to reduce the fair value of the assumed liabilities to be no more than $3.5 million.

- Tell us what consideration has been given to providing a risk factor related to this obligation;
- Provide disclosure to explain how the pro forma adjustment (j) was determined, including a discussion why the resulting accounts payable is not $3.5 million;
- Tell us what progress has been made to date to settle your obligations related to pro forma adjustment (j); and
- Please disclose the nature of recognized and unrecognized contingencies that make up the $3.5 million amount recognized in your pro forma financial information related to the loss contingencies consistent with paragraph 68j of SFAS 141(R).

5. Refer to your response to our comment 19 and your pro forma adjustment (i). Although you have included a pro forma adjustment for the $20 million stock issuance, you do not appear to include a separate adjustment for the Redemption transaction disclosed on page 79, as previously requested. Please revise your pro forma balance sheet to reflect this Redemption transaction.

Information Regarding Arcion's Business, page 168
Regulatory Pathway, page 173

6. We note your statement that Arcion filed an IND for the study of ARC-4558 in PDN in February, 2008. Please identify the application number for this IND and disclose the current status of any discussions with the FDA in relation to IND application and the product's regulatory development.

Annex L
Anesiva, Inc. Form 10-Q for the quarterly period ended June 30, 2009

4. Leases and Commitments
Legal Proceedings, page L-16

7. Refer to your response to our comment 25 and your proposed disclosure. Related to the contingencies for The Eight Tower Development Associates, GKD-USA and John Regan matters, please include in your proposed disclosure that the contingencies have been accounted for as part of discontinued operations expenses since all were related to the Zingo manufacturing and commercial operations. Also, with regards to the Monshaw litigation, please clarify your disclosure to indicate why you have not accrued for this contingency in accordance with FAS 5 (i.e. not probable or reasonable estimable). In addition, please revise your proxy statement to disclose the court award related to the 500 Plaza matter, and the potential impact on your liquidity, given that the award appears to be significant to your pro forma cash position.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have any question in relation to accounting matters. Please contact Bryan Pitko at (202) 551-3203 or Suzanne Hayes at (202) 551- 3675 with any other questions. In this regard please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew Hemington
        Cooley Godward Kronish LLP
        Five Palo Alto Square
        3000 El Camino Real
        Palo Alto, CA 94306-2155